Exhibit 99.1

Mr. Krishna Vathyam Joins the NXT Board of Directors

CALGARY, ALBERTA, January 28, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) is pleased to announce that Mr. Krishna Vathyam has joined the Board of Directors.

Mr. Vathyam is currently the Chairman and CEO of Petrodorado Energy Ltd. (“Petrodorado”) and has extensive experience in international markets; having spent 23 years with Schlumberger, a leading global oilfield services company.  Petrodorado is a strongly funded Colombia focused junior E&P which Mr. Vathyam founded in early 2009, and has growing exposure to NXT’s existing SFD® survey technology data in Colombia.  Specifically, Petrodorado acquired a 49.5% working interest in an exploration block within Putumayo Basin of Colombia, in an area which was subject to a past SFD® aerial survey identifying reservoir prospects.

“We are proud and excited that Krishna is joining the NXT Board of Directors,” said George Liszicasz, President and CEO of NXT.  “Krishna is a veteran of the oil and gas industry with proven capital markets experience and has demonstrated abilities to understand the challenges of today’s leading E&P companies.  His insight will help NXT to continue to improve our business model, and to expand our unique exploration service in international markets”.

Mr. Vathyam joins NXT’s current Board of Directors members George Liszicasz, NXT Chairman, President and CEO; Charles Selby, Chairman and CEO of Montana Exploration Corp.; John Agee, retired business advisor; Mickey Abougoush, Chairman of Teknica Overseas Ltd.; and Tom Valentine, Partner with law firm Norton Rose LLP.  NXT has issued a total of 150,000 stock options, with an exercise price of $0.76 to Mr. Vathyam.  These options have a five year term to January 25, 2018, with entitlement to exercise the options vesting one third at the end of each year over a three year period.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.